Dougherty’s Pharmacy, Inc.

5924 Royal Lane, Suite 250

Dallas, TX 75230

July 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

Attn: John Reynolds

Re: Dougherty’s Pharmacy, Inc. (the “Company”)

Registration Statement on Form 10 (the “Registration Statement”)

Filed June 2, 2017

File No. 000-27945

Dear Mr. Reynolds:

We are in receipt of the Commission’s June 29, 2017, comment letter regarding the Company’s Registration Statement, along with your request that the Company file its response to your comments by July 14, 2017.

We are writing to request additional time to file our response as the Company began moving its corporate offices on Friday, June 30, 2017. Further, as the Company’s President and Chief Financial Officer, I will not be available to assist with the Company’s response until after July 11, 2017.

As such, we are requesting an extension until Friday, July 21, 2017, to file our response and any amendments necessary to the Registration Statement.

If you have any questions or need any additional information, you may reach me by phone at 972-250-0856 or via email at mheil@dougherty’s.com, or you may reach our securities counsel, Quentin Faust, at 214-727-4591 or via email at qfaust@faustlawgroup.com.

Sincerely,

/s/ Mark S. Heil
President and Chief Financial Officer